Exhibit 99.1

Chaince Digital and ZJK Industrial Announce $200 Million Strategic Partnership to Establish U.S. Precision Components Gigafactory Serving AI and Semiconductor Industries

Objective is to build a U.S.-based precision components facility for AI and semiconductor industries and advance the broader made-in-America strategy

New York, NY, Nov. 24, 2025 (GLOBE NEWSWIRE) — Chaince Digital Holdings Inc. (“Chaince Digital” or the “Company”) (NASDAQ: CD) (formerly Mercurity Fintech Holding Inc.), a leading provider of tokenization solutions and digital-asset capital markets infrastructure, today announced that it has entered into a non-binding Strategic Cooperation Framework Agreement with ZJK Industrial Co., Ltd. (NASDAQ: ZJK) to build a precision components R&D and manufacturing gigafactory in the United States serving the AI, semiconductor, and other advanced technology industries.

The companies plan to deploy up to $200 million through multiple projects, utilizing both self-owned capital and external fundraising. The companies believe that the investment represents a major commitment to strengthening the U.S. high-end manufacturing ecosystem and advancing the broader goal of expanding U.S. manufacturing capabilities.

A Next-Generation R&D and Manufacturing Platform for Global Technology Leaders

The gigafactory will focus on high-value, non-restricted precision components across multiple technology categories, including:

●	AI end-device and intelligent hardware components
●	Semiconductor equipment parts and structural/thermal components
●	liquid-cooling components and high-performance thermal modules
●	New energy vehicle components
●	Smart wearable device components
●	Other consumer electronics components

The facility will not engage in restricted semiconductor segments such as wafer fabrication, chip design, or advanced packaging.

Chaince Securities Also Officially Appointed as ZJK’s Five-Year Capital Markets Strategic Advisor

Additionally, under the Strategic Cooperation Framework Agreement, Chaince Securities, LLC (CRD 10590), a U.S. licensed broker-dealer and a subsidiary of Chaince Digital, has been appointed by ZJK as its capital markets strategic advisor for a five-year term, focusing on the following three core areas:

●	Capital markets strategy
●	Financing for the U.S. gigafactory and ZJK’s public company financing needs
●	Support for the buildout and operation of ZJK’s U.S. headquarters

This collaboration underscores the expanding role of Chaince Digital and its subsidiaries in bridging traditional capital markets with emerging digital-asset infrastructure.

Delaware Joint Venture to Serve as U.S. Gigafactory’s Operating Entity

The companies will form a Delaware joint venture to serve as the operating entity for the precision components R&D and manufacturing gigafactory. This joint venture will oversee all facility operations, from advanced research and development to full-scale production for the AI, semiconductor, and other high-tech industries, supported by a fully localized and compliant U.S. operating structure.

U.S. Localized Management Team and Competitive Advantages

The strategic collaboration is intended to advance the broader made-in-America vision by combining ZJK’s extensive manufacturing expertise with Chaince Digital’s strengths in capital markets, digital technologies, and industrial networks.

The venture’s competitive advantages are expected to include:

●	A U.S.-based management team with executives from leading American companies
●	Deep expertise spanning traditional manufacturing, consumer electronics supply chains, and automotive manufacturing
●	Positioning as a core supplier for high-end U.S. manufacturing sectors

The joint venture will target key industries including AI hardware, semiconductor equipment, electric vehicles, and consumer electronics—delivering high-value precision components to technology companies while accelerating the localization of supply chains.

Ning Ding, Chief Executive officer of ZJK Industrial stated, “This partnership will significantly strengthen ZJK’s manufacturing footprint in the United States, enabling us to serve global technology customers with greater efficiency while advancing Made in America initiative. Our strategic goal is to establish localized U.S. manufacturing capabilities within the next five years.”

Wilfred Daye, Chief Strategy Officer of Chaince Digital, stated, “We are pleased to work with ZJK to build a world-class precision components R&D and manufacturing platform serving the AI, semiconductor and other advanced technology industries. Chaince Digital intends to leverage its strengths in capital markets, digital technology, and industrial resources to fully support the development of a U.S. gigafactory.”

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. (NASDAQ: ZJK) is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled and professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

About Chaince Digital Holdings Inc.

“Chaince Digital Brings Finance On-Chain.”

Chaince Digital Holdings Inc. (Nasdaq: CD) (formerly Mercurity Fintech Holding Inc.) is a digital finance and technology company focused on tokenization, on-chain innovation and regulated brokerage services. Through its subsidiaries, including Chaince Securities, LLC, a FINRA-registered broker-dealer, and AI/HPC infrastructure platforms, Chaince provides technology-enabled solutions across distributed computing, business consulting and capital-markets services. The Company aims to bridge traditional financial markets with the emerging digital-asset economy through compliant, scalable and institutional-grade infrastructure. For more information, please visit www.chaincedigital.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: chaince@iecapitalusa.com